Exhibit 99.1

Press release

Judgment of the Paris Commercial Court of March 16, 2021 in the case of Biophytis Against Negma Group Ltd

Paris, France, Cambridge (Massachusetts, United States), March 19, 2021, 11:00 pm CET - Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, announces that, on March 16, 2021, the Paris Commercial Court rendered a judgement in the proceedings on the merits opposing the Company to Negma Group Ltd (“Negma”) related to the ORNANEBSA agreement entered into on August 21 2019.

Under the terms of this decision, subject to provisional execution, the Paris Commercial Court, granting Negma's requests, ordered Biophytis to:

- pay Negma a principal sum of 910,000.62 euros in contractual penalties;

- deliver to Negma 7,000,000 shares, subject to a penalty of 50,000 euros per day of delay as from the 10th day after the notification of the judgment and for a period of 30 days;

- pay Negma 100,000 euros under article 700 of the French Code of Civil Procedure as well as the expenses and legal costs.

Biophytis intends to file a motion with the Paris Commercial Court for omission to rule, and then to appeal against this judgment, which it considers unfounded. More generally, it will take all measures to safeguard its interests.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts. The company's common shares are listed on the Euronext Growth Paris market (Ticker: ALBPS - ISIN: FR0012816825), and ADSs are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties including, without limitation risks described in our filings with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. In France, please also refer to the "Risk Factors" section of the Company's Annual 2019 Report and the Company’s Half Year 2020 Report available on BIOPHYTIS website (www.biophytis.com). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations
Evelyne Nguyen, CFO
evelyne.nguyen@biophytis.com

Media contact
Life Sci Advisors
Sophie Baumont/Chris Maggos/John Hodgson
E: sophie@lifesciadvisors.com
T: +33 6 27 74 74 49

Investor Relations
LifeSci Advisors, LLC
Sandya von der Weid
E: svonderweid@lifesciadvisors.com
T: +41 78 680 05 38